SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 7)

MERGE HEALTHCARE INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589499102

(CUSIP Number)

Merrick RIS, LLC 350 North Orleans Street 10th Floor Chicago, Illinois 60654 (312) 994-9435	with a copy to: Mark A. Harris McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 984-2121

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            CUSIP No. 589499102
(1)	Names of Reporting Persons.

Merrick RIS, LLC

(2)	Check the Appropriate Box if a Member	(a)	/ /
of a Group (See Instructions)		(b)	/x/
(3)	Sec Use Only

(4)	Source of Funds (see instructions)

WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	(7) (7) Sole Voting Power 10,860,522
(8) (8) Shared Voting Power 0
(9) (9) Sole Dispositive Power 10,860,522
(10) (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
10,860,522 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

11.8%
(14)	Type of Reporting Person (See Instructions)

OO

 (1) Such shares are also included in the beneficial ownership of Mr. Ferro.

                            CUSIP No. 589499102
(1)	Names of Reporting Persons.

Merrick Venture Management, LLC

(2)	Check the Appropriate Box if a Member	(a)	/ /
of a Group (See Instructions)		(b)	/x/
(3)	Sec Use Only

(4)	Source of Funds (see instructions)

OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Illinois
Number of Shares Beneficially Owned by Each Reporting Person with:	(7) (7) Sole Voting Power 16,047,652
(8) (8) Shared Voting Power 0
(9) (9) Sole Dispositive Power 16,047,652
(10) (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
16,047,652 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

17.4%
(14)	Type of Reporting Person (See Instructions)

OO

 (1) Such shares are also included in the beneficial ownership of Mr. Ferro.

                                                                                                                                    CUSIP No. 922281100
(1)	Names of Reporting Persons.

Michael W. Ferro, Jr.

(2)	Check the Appropriate Box if a Member	(a)	/ /
of a Group (See Instructions)		(b)	/x/
(3)	Sec Use Only

(4)	Source of Funds (see instructions)

PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person with:	(7) (7) Sole Voting Power 29,337,473
(8) (8) Shared Voting Power 0
(9) (9) Sole Dispositive Power 29,337,473
(1 0) (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

29,337,473
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

31.8%
(14)	Type of Reporting Person (See Instructions)

IN

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D (the original Schedule 13D, as amended prior to the date hereof, is referred to herein as the “Schedule 13D”) filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on June 16, 2008.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13D.

Amendment No. 7 is being filed to report changes in the beneficial ownership of the Reporting Persons as a result of the distribution of shares of Common Stock of Merge Healthcare Incorporated ("Merge" or the "Company") by Merrick RIS, LLC (“RIS”) to its direct and indirect owners and to add Merrick Venture Management, LLC (“MVM”) as a Reporting Person.

Item 2.  Identity and Background.

Item 2 is hereby supplemented as follows: MVM is a limited liability company formed under the laws of Illinois.  Its principal business is to function as a private investment holding company and its principal office is at 350 North Orleans Street, 10th Floor, Chicago, Illinois 60654.  Michael W. Ferro, Jr. (“Ferro”) is the Chief Executive Officer and Managing Member of MVM.  Accordingly, Ferro may be deemed for purposes of Rule 13d-3 to be the beneficial owner of the shares held by MVM.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On September 7, 2012, RIS distributed 21,085,715 shares for no consideration to its members, MVM and Merrick Ventures, LLC (“Ventures”), an affiliate controlled by Ferro.  Ventures immediately thereafter distributed a portion of the shares that it received to its members, which consist of MVM and other non-affiliated investors.  Following such distributions, MVM held 16,047,652 shares of Common Stock, RIS held 10,860,522 shares and Ventures held 2,029,299 shares.  As of the opening of trading on the filing date of this Amendment No. 7,  Ferro beneficially owned 29,337,473 shares of Common Stock (including options covering 400,000 shares of Common Stock that are currently exercisable or will become exercisable within sixty (60) days of September 11, 2012).

Item 5. Interest in Securities of the Issuer.

    Item 5 (a), (b), and (c) of the Schedule 13D are hereby amended and restated as follows:

           (a), (b)  As of the opening of trading on the filing date of this Amendment No. 7, Ferro is deemed to have sole voting and dispositive power over the shares of Common Stock directly owned by the following entities which he controls:

Name of Holder	Number of Shares	Percent of Shares Outstanding
Merrick RIS, LLC	10,860,522	11.8%
Merrick Venture Management, LLC	16,047,652	17.4%
Merrick Ventures, LLC	2,029,299	2.2%

In addition, Ferro holds options covering 400,000 shares of Common Stock that are currently exercisable or will become exercisable within sixty (60) days of September 11, 2012.  Ferro does not directly own any shares of Common Stock.   Ferro disclaims beneficial ownership of the shares of Common Stock deemed to be beneficially owned by him, except to the extent of his pecuniary interest in such shares.  The ownership percentages are calculated based on 92,198,133 shares of Common Stock as reported by the Company to be outstanding as of August 3, 2012 in its Form 10-Q filed with the SEC on August 6, 2012.

(c)  Except for the transactions described above and elsewhere in this Schedule 13D, during the last sixty (60) days, there were no transactions in shares of the Common Stock of the Company effected by the Reporting Persons.

 Item 7.  Materials to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2012
Merrick RIS, LLC By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Its: Chief Executive Officer
Merrick Venture Management, LLC By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Its: Chief Executive Officer
/s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr.

Exhibit Index

Joint Filing Agreement

EXHIBIT 1
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Merge Healthcare Incorporated, or any subsequent acquisitions or dispositions of equity securities of Merge Healthcare Incorporated by any of the undersigned.

Dated: September 11, 2012
Merrick RIS, LLC By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Its: Chief Executive Officer
Merrick Venture Management, LLC By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Its: Chief Executive Officer
/s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr.